Exhibit 99.1

Daqo New Energy Updates Third Quarter 2020 Sales Guidance and Full Year 2020

Production Guidance

Shihezi, China, October 16, 2020 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced updates to its previous polysilicon sales guidance for the third quarter of 2020 and production guidance for the full year 2020.

The Company estimates that its polysilicon sales to external customers during the third quarter of 2020 were approximately 13,643 MT, as compared to the previous guidance of approximately 17,000 MT to 17,500 MT.

Polysilicon’s average selling prices (“ASPs”) have been increasing rapidly since July. Current market ASPs for mono-grade polysilicon are approximately $11.5~$12.5/kg, a significant improvement from approximately $7.0~$7.5/kg in the second quarter. The dramatic rise in ASPs, especially in September, caused postponement of purchasing orders from some customers. However, entering into October, the Company is seeing orders and product deliveries resuming to normal levels. We expect the inventory built up temporarily in September will be sold in the fourth quarter, as we expect to see strong end-market demand both domestically and abroad.

In addition, the Company successfully completed annual maintenance and resumed to full production in August. It produced approximately 18,406 MT of polysilicon during the third quarter of 2020, exceeding the previous guidance of 17,500 MT to 18,000 MT. The average total production cost and cash cost in the third quarter are expected to be approximately $5.82/kg and $4.88/kg, respectively. The ASP in the third quarter is expected to be approximately $9.13/kg, compared to $7.04/kg in the second quarter of 2020.

The Company also updated its full year polysilicon production guidance and now expects to produce 75,000 to 76,000 MT of polysilicon in 2020.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter, the fourth quarter and the full year of 2020, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.